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                                                                      EXHIBIT 12

                  GATX FINANCIAL CORPORATION AND SUBSIDIARIES

          COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

                                                                YEAR ENDED DECEMBER 31
                                                              --------------------------
                                                               2001       2000     1999
                                                              ------     ------   ------
                                                              IN MILLIONS, EXCEPT RATIOS
Earnings available for fixed charges:
  Income from continuing operations.........................  $ 44.1     $ 59.6   $156.6
Add (deduct):
  Income tax provision......................................    14.2       34.9    100.3
  Share of affiliates' earnings, net of distributions
     received...............................................   (22.5)     (43.1)   (41.7)
  Interest on indebtedness and amortization of debt discount
     and expense............................................   244.5      238.8    173.3
  Portion of operating lease expense representative of
     interest factor (deemed to be one-third)...............    63.8       58.4     50.0
                                                              ------     ------   ------
Total earnings available for fixed charges..................  $344.1     $348.6   $438.5
                                                              ------     ------   ------
Fixed charges:
  Interest on indebtedness and amortization of debt discount
     and expense............................................   244.5      238.8    173.3
  Capitalized interest......................................    14.4       10.4      4.3
  Portion of operating lease expense representative of
     interest factor (deemed to be one-third)...............    63.8       58.4     50.0
                                                              ------     ------   ------
Combined fixed charges and preferred stock dividends........  $322.7     $307.6   $227.6
                                                              ------     ------   ------
Ratio of earnings to combined fixed charges and preferred
  stock dividends(A)........................................   1.07x      1.13x    1.93x

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(A) The ratio of earnings to fixed charges represents the number of times "fixed charges" are covered by "earnings." "Fixed charges" consist of interest on outstanding debt and amortization of debt discount and expense, adjusted for capitalized interest and one-third (the proportion deemed representative of the interest factor) of operating lease expense. "Earnings" consist of consolidated net income before income taxes and fixed charges, less share of affiliates' earnings, net of distributions received.

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